SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Stratos Lightwave, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

863100202
(CUSIP Number)

November 6, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[     ] Rule 13d-1(d)

_________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863100202

1.     Names of Reporting Persons.
I.R.S.     Identification Nos. of above persons (entities only).

William N. Stout

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ___
(b) ___

3. SEC Use Only

4. Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 6. Shared Voting Power: 7. Sole Dispositive Power: 8. Shared Dispositive Power:	12,421 1,138,640 12,421 1,138,640

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

1,151,061

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

___

11.     Percent of Class Represented by Amount in Row (9)

8.6%

12.     Type of Reporting Person (See Instructions)

IN

CUSIP No. 863100202

1.     Names of Reporting Persons.
I.R.S.     Identification Nos. of above persons (entities only).

Carol A. Stout

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ___
(b) ___

3. SEC Use Only

4. Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 6. Shared Voting Power: 7. Sole Dispositive Power: 8. Shared Dispositive Power:	1,138,640 1,138,640

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

1,138,640

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

___

11.     Percent of Class Represented by Amount in Row (9)

8.5%

12.     Type of Reporting Person (See Instructions)

IN

CUSIP No. 863100202

1.     Names of Reporting Persons.
I.R.S.     Identification Nos. of above persons (entities only).

William N. and Carol A. Stout Trust dated 11/24/98

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ___
(b) ___

3. SEC Use Only

4. Citizenship or Place of Organization

Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 6. Shared Voting Power: 7. Sole Dispositive Power: 8. Shared Dispositive Power:	1,138,640 1,138,640

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

1,138,640

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

___

11.     Percent of Class Represented by Amount in Row (9)

8.5%

12.     Type of Reporting Person (See Instructions)

OO

Item 1.

          (a) Name of Issuer

          Stratos Lightwave, Inc.

          (b) Address of Issuer's Principal Executive Offices

          7444 West Wilson Avenue
          Chicago, Illinois 60706

Item 2.

          (a) Name of Person Filing

          William N. Stout Carol A. Stout
          William N. and Carol A. Stout Trust dated 11/24/98 (the "Trust")

          (b) Address of Principal Business Office or, if none, Residence

          8084 McKenzie Ct.
          Las Vegas, Nevada 89129

          (c) Citizenship

          Mr. and Ms. Stout are United States citizens. The Trust is organized under the laws of Nevada.

          (d) Title of Class of Securities

          Common Stock, par value $.01 per share (the "Shares").

          (e) CUSIP Number

          863100202

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)    Amount beneficially owned:

          The Trust directly holds 1,138,640 Shares. Mr. and Ms. Stout, as trustees and beneficiaries of the Trust, may be deemed to indirectly beneficially own such
          Shares. In addition, Mr. Stout directly holds 12,421 Shares

          (b)    Percent of class:

William N. Stout: Carol A. Stout: Trust:	8.6% 8.5% 8.5%

          (c)    Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
	William N. Stout: Carol A. Stout: Trust:	12,421 0 0
(ii)	Shared power to vote or to direct the vote
	William N. Stout: Carol A. Stout: Trust:	1,138,640 1,138,640 1,138,640
(iii)	Sole power to dispose or to direct the disposition of
	William N. Stout: Carol A. Stout: Trust:	12,421 0 0
(iv)	Shared power to dispose or to direct the disposition of
	William N. Stout: Carol A. Stout: Trust:	1,138,640 1,138,640 1,138,640

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see §240.13d3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ___.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

      Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

      Not applicable

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

      Not applicable

Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

      Not applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2003 (Date)
/s/ William N. Stout
William N. Stout, individually and as trustee of the William N. and Carol A. Stout Trust dated 11/24/98 (Signature)

/s/ Carol A. Stout
Carol A. Stout, individually and as trustee of the William N. and Carol A. Stout Trust dated 11/24/98 (Signature)